Exhibit 12.1

	China Sunergy Co., Ltd. Ratio of Earnings to Fixed Charges Year Ended December 31,
	2004	2005	2006	2007
Computation of Earnings:
Income before taxes and minority interests	$(959,073)	$(386,751)	11,743,708	(5,560,154)
Minority interest in pre-tax	—	—	—	—
Interest capitalized	—	(415,786)	—	—
Amortization of capitalized interest	—	10,110	30,329	30,329
Fixed charges	5,998	1,036,695	3,024,721	7,478,822

Earnings	$(953,075)	$244,268	$14,798,758	$1,948,997

Computation of Fixed Charges:
Interest expense	$5,998	$1,036,185	$3,002,054	$7,394,229
Interest portion of operating lease expense	—	510	22,667	84,593

Fixed charges	$5,998	$1,036,695	3,024,721	$7,478,822

Ratio of Earnings to Fixed charges	—	—	4.89	—

Deficiency	959,073	792,427	—	5,529,825